Exhibit 99.1

NEWS RELEASE

IGT ANNOUNCES AGREEMENT TO SELL DOUBLE DOWN INTERACTIVE LLC TO DOUBLEU GAMES AS PART OF NEW STRATEGIC PARTNERSHIP IN SOCIAL CASINO

LONDON, U.K. — April 17, 2017 — International Game Technology PLC (“IGT”) (NYSE:IGT) today announced it has signed a definitive purchase agreement to sell its social casino subsidiary, Double Down Interactive LLC, to an affiliate of DoubleU Games Co., Ltd., a leading global social casino operator headquartered in Seoul, South Korea. The transaction establishes a new multi-year strategic partnership between IGT and DoubleU Games to provide innovative player experiences in the social casino market worldwide.

“Since acquiring DoubleDown in 2012, IGT has grown it into one of the largest and most successful brands in the North American social casino market,” said Marco Sala, CEO of IGT. “After several years of strong, organic growth and increasingly attractive valuation levels, the time is right for us to maximize the value of this asset for our shareholders. We will continue participating in the growth of the social casino market through our multi-year, strategic partnership with DoubleU Games.”

“This transaction represents a unique and value-accretive partnership combining the operational excellence of DoubleU Games with IGT’s world class slot content,” said Ga-Ram Kim, CEO of DoubleU Games. “With this partnership, we are excited and confident about DoubleU Games’ future as a global leader in social casino.”

The cash purchase price is $825 million, which represents 10.5x DoubleDown’s full-year 2016 Adjusted EBITDA. Proceeds from the transaction will be used for general corporate purposes, including debt reduction. IGT will provide an updated financial outlook that includes the full impact of this transaction in late May, in conjunction with its first quarter of 2017 results.

Upon the closing of the sale, the parties will enter into a game development, distribution and services agreement which will enable DoubleU Games to offer IGT’s extensive casino game library on DoubleU Games’ combined social casino platforms, in exchange for ongoing royalties to IGT.

The sale has been approved by the Board of Directors of IGT and the necessary governance body of DoubleU Games, and is subject to customary closing conditions, including regulatory approvals. The sale is anticipated to be completed in the second quarter of 2017.

The Raine Group and Credit Suisse International are acting as financial advisors to IGT, and Wachtell, Lipton, Rosen & Katz and Cooley LLP are providing legal counsel. Deutsche Bank is acting as financial advisor to DoubleU Games, and Kim & Chang and Morgan Lewis & Bockius LLP are providing legal counsel.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.IGT.com.

About DoubleU Games

DoubleU Games (KRX:192080) is one of the leading social casino gaming publishers based in Seoul, Korea. Founded in 2012, DoubleU Games is the only Asia-based social casino game operator among global top-tier players. For more information, please refer to www.doubleugames.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, dividends, results of operations or financial condition, or otherwise, based on current beliefs of the management of International Game Technology PLC as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of International Game Technology PLC’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. Therefore, you should not place undue reliance on the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the possibility that the sale of DoubleDown Interactive may not be consummated in a timely manner or at all, including as a result of a failure to satisfy a condition to closing (including regulatory approvals); the possibility that there may be an adverse effect or disruption from the sale of DoubleDown Interactive that negatively impacts International Game Technology PLC’s remaining businesses; the possibility that the anticipated benefits of the sale to International Game Technology PLC or the strategic partnership with DoubleU Games may not be realized as presently contemplated or at all; the sale-related costs and charges being greater than anticipated; the possibility that the businesses of International Game Technology (Nevada) and GTECH S.p.A. will not be integrated successfully, or that the combined companies will not realize estimated cost savings, synergies, growth or other anticipated benefits or that such benefits may take longer to realize than expected; unanticipated costs of integration of International Game Technology (Nevada) and GTECH S.p.A.; the possibility that International Game Technology PLC will be unable to pay future dividends to shareholders or that the amount of such dividends may be less than anticipated; the possibility that International Game Technology PLC may not obtain its anticipated financial results in one or more future periods; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services as a result of changing economic conditions or otherwise; unanticipated changes relating to competitive factors in the industries in which International Game Technology PLC operates; International Game Technology PLC’s ability to hire and retain key personnel; the impact of the consummation of the combination of International Game Technology (Nevada) and GTECH S.p.A. or the sale of DoubleDown Interactive on relationships with third parties, including customers, employees and competitors; International Game Technology PLC’s ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting International Game Technology PLC, including as a consequence of the announced withdrawal of the U.K. from the EU; international, national or local economic, social or political conditions that could adversely affect International Game Technology PLC or its customers; conditions in the credit markets; changes in the top management team; risks associated with assumptions International Game Technology PLC makes in connection with its critical accounting estimates; the resolution of pending and potential future legal, regulatory or tax proceedings and investigations; and International Game Technology PLC’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect International Game Technology PLC’s business, including those described in International Game Technology PLC’s annual report on Form 20-F for the financial year ended December 31, 2015 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”), which are available on the SEC website at www.sec.gov and on the investor relations section of International Game Technology PLC’s website at www.IGT.com. Except as required under applicable law, International Game Technology PLC does not assume any obligation to update the forward-looking statements. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per International Game Technology PLC share for the current or any future financial years will necessarily match or exceed the historical published earnings per International Game Technology PLC share, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contact:

Robert K. Vincent, Corporate Communications, toll free in U.S./Canada (844) IGT-7452; outside U.S./Canada (401) 392-7452

James Hurley, Investor Relations, (401) 392-7190

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